

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via E-mail</u>
Greg Van Staveren
Chief Financial Officer
Starfield Resources, Inc.
120 Adelaide Street
Suite 900
Toronto, Ontario
Canada M5H 1T1

      Re: Starfield Resources, Inc.
            Form 20-F for the Year Ended February 28, 2011
            Filed September 30, 2011
            File No. 000-29948

Dear Mr. Van Staveren:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended February 28, 2011</u>

<u>Item 15. Controls and Procedures, page 67</u>

<u>Item 15.B. Management's annual report on internal control over financial reporting, page 67</u>

1.   Please revise to provide management's assessment of the effectiveness of your internal control over financial reporting as of February 28, 2011, including a statement as to whether or not internal control over financial reporting ("ICFR") is effective. Also revise to include a statement identifying the framework used by management to evaluate the effectiveness of ICFR. Refer to Item 15(b)(2) and (b)(3) of Form 20-F.

Item 16F. Change in Registrant's Certifying Accountant, page 68

2.   We note that PricewaterhouseCoopers LLP, Chartered Accountants ("PwC")
        acted as your independent auditor for the fiscal years ended February 28, 2009
        and 2010, and that KPMG LLP, Chartered Accountants ("KPMG") acted as your
        independent auditor for the fiscal year ended February 28, 2011. We further note
        in your Form 6-K furnished on July 21, 2010 that PwC resigned effective May 25,
        2010. It appears to us that there was a change in your principal accountant during
        fiscal 2011. Please confirm our understanding and, if so, revise to provide the
        applicable disclosures required by Item 16F of Form 20-F or tell us why you
        believe that such disclosures are not required. Also confirm to us that PwC
        resigned prior to issuing their audit report on your February 28, 2010 financial
        statements that was dated June 11, 2010, except for Note 16 dated September 26,
        2011.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

3.   Please confirm our understanding that KPMG audited your February 28, 2011
        financial statements and, if so, amend your Form 20-F to include an updated audit
        report that opines on those financial statements. In this regard, the current audit
        report opines on the February 28, 2011 consolidated financial position and the
        results of operations and consolidated cash flows for the year ended February 28,
        2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining